Exhibit 99.4

EXECUTION VERSION

[ALLERGAN LETTERHEAD]

Teva Pharmaceutical Industries Ltd.

5 Basel Street

Petach Tikva 4951033

Israel

Attention: Richard S. Egosi,

                 Chief Legal Officer

Re. Extension of Outside Date

Dear Mr. Egosi:

1. Reference is made to the Master Purchase Agreement dated as of July 26, 2015 by and between Allergan plc (“Allergan”) and Teva Pharmaceutical Industries Ltd. (“Teva”), as amended from time to time (the “Agreement”). Capitalized terms used in this letter agreement (this “Letter”) and not defined herein are used with the meaning so defined in the Agreement.

2. Pursuant to Section 11.1(b) of the Agreement, either Party may extend the Outside Date to October 26, 2016 by delivering notice to the other Party within three business days immediately prior to July 26, 2016 if the conditions set forth in Section 10.1(b) have not been satisfied or waived but all other conditions to the Closing have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing). The Parties hereby agree (1) to waive the notice requirement in Section 11.1(b) of the Agreement, (2) to extend the Outside Date to October 26, 2016 effective immediately, and (3) neither Party has waived any other condition to extending the Outside Date set forth in Section 11.1(b) of the Agreement.

3. Allergan and Teva may execute this Letter in one or more counterparts, each of which will be deemed an original and all of which, when taken together, will be deemed to constitute one and the same agreement. Any signature page hereto delivered by facsimile machine or by e-mail (including in portable document format (pdf), as a joint photographic experts group (jpg) file, or otherwise) shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto and may be used in lieu of the original signatures for all purposes. Any party that delivers such a signature page agrees to later deliver an original counterpart to any party that requests it.

4. The provisions of Sections 13.9, 13.10 and 13.16 of the Agreement shall apply mutatis mutandis to this Letter.

(Signature page follows)

SELLER PARENT

ALLERGAN PLC

By:	/s/ A. Robert D. Bailey
Name:	A. Robert D. Bailey
Title:	EVP, Chief Legal Officer and Corporate Secretary

Acknowledged and accepted:

BUYER PARENT

TEVA PHARMACEUTICAL INDUSTRIES LTD

By:	/s/ Eyal Desheh
Name:	Eyal Desheh
Title:	Group Executive Vice President and Chief Financial Officer

By:	/s/ David M. Stark
Name:	David M. Stark
Title:	Deputy Chief Legal Officer, Senior Vice President and Global Markets General Counsel

Cc:	Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
Attn: Joseph B. Frumkin

         Eric M. Krautheimer

         Krishna Veeraraghavan

Facsimile: (212) 558-3588

Latham & Watkins LLP
885 Third Avenue
New York, NY 10022-4834
Attn: Charles K. Ruck

         R. Scott Shean

Facsimile: +1 (212) 751-4864

[Signature page to outside date extension side letter]